OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

October 8, 2013

Ms. Jacqueline Kaufman & Mr. Dietrich King
United States Securities and Exchange Commission
Washington D.C.20549

Re:	Ovation Research, Inc. Amendment to Registration Statement on Form S-1 Filed September 5, 2013 File No. 333-189762

Dear Ms. Kaufman & Mr. King,

I received your comments regarding amendment number 1 to our registration statement.   Please find my responses and/or comments and changes listed point by point below:

General

1.
We note your response to comment 1 in our letter dated July 26, 2013; however it still appears that you are a shell company because you have nominal operations and assets consisting solely of cash. Refer to Rule 405 under the Securities Act of 1933, as amended. Please revise your disclosure throughout your filing to state that you are a shell company. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

We note that according to GAAP, we only have assets of cash but we believe our business operations do not come under the definition of “nominal” as the word is used in the Rule 405. The definition of nominal that we located in the Merriam-Webster dictionary is: (1) existing in name only; (2) not actual or real; or (3) small in amount. The part of this definition that needs to be analyzed with respect to us is whether our business operations are “small in amount” because they are actual and exist in more than name only.

OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

“Small” is a relative term. Something is small only as it relates to something else. A mouse is small as it relates to an elephant but is large as it relates to a grain of sand. A business owner who is very successful was recently describing how hard he had worked for months before he obtained his first sale. He also described the euphoria he felt when after months of long hours and intense labor he looked online and saw his first online sale of $240. This revenue would be nominal compared to the revenues of most businesses but it was not nominal to him and we don’t believe his company was a shell company as defined by Rule 405. Rather it was an aggressive, vibrant company with a great future.

The notion of shell companies as it has evolved over the years within the regulations of the SEC bespeaks of companies that have had operations in the past but have shut down and exist in corporate structure only or companies that were formed with no real intention of developing an operating business. It takes time for every company to get up and going and we are in that up and going time frame. Even General Motors and IBM probably took several months to get assets transferred in and operations to start after formation.

We are a new company but are working hard to develop our business and we are making progress. The business progress we are achieving is being reflected the subsequent events note in our financial statements and will begin to show up in the financial statement sections themselves in the quarter ended August 31, 2013. The few sales we have had demonstrate to us that we are on the right trail and that there is a future for us. Right now the greater significance of our business operations is reflected in the effort we are making. We have been very conscious on only making accurate statements in this registration. For the reasons stated we feel it would not be accurate to describe ourselves as a shell corporation.

Registration Statement Cover Page, page 1

2.	Please correct what appears to be a typographical error in the spelling of the name of your agent for service.

The typographical error has been corrected.

Dilution, page 20

3.
Pre-offering net tangible book value and net tangible book value per share should be based on stockholder’ equity as of May 31, 2013. Please revise your disclosures accordingly or tell us how you computed these amounts and why you believe the computations are correct. Please also revise your computation of the increase (decrease) in net tangible book value per share after the offering to reflect any revision to your computation of pre-offering net tangible book value per share.

Dilution has been revised.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated September 17, 2013.  However, we will provide further information upon request.

Sincerely,

/s/ Valeria Bulkina
Valeria Bulkina
President & Director